# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cantaloupe, Inc., CIK 0000896429
CUSIP: 138103106
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 101 Lindenwood Drive, Suite 405, Malvern, Pennsylvania (PA), 19355
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001358706

## Reporting persons
- Abrams Capital Partners II, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Abrams Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Abrams Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Abrams Capital Management, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- David Abrams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Cantaloupe, Inc.
Address of issuer's principal executive offices: 101 Lindenwood Drive, Suite 405, Malvern, Pennsylvania 19355

## Item 2. Person Filing
Name of person filing:
Abrams Capital Partners II, L.P.
Abrams Capital, LLC
Abrams Capital Management, LLC
Abrams Capital Management, L.P.
David Abrams
Address of principal business office or, if none, residence:
c/o Abrams Capital Management, L.P.
222 Berkeley Street, 21st Floor
Boston, MA 02116
Citizenship: Abrams Capital Partners II, L.P., Abrams Capital, LLC, Abrams Capital Management, LLC, Abrams Capital Management, L.P. - Delaware; David Abrams - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Abrams Capital Partners II, L.P. - 0 shares
Abrams Capital, LLC - 0 shares
Abrams Capital Management, LLC - 0 shares
Abrams Capital Management, L.P. - 0 shares
David Abrams - 0 shares
Percent of class:
Abrams Capital Partners II, L.P. - 0%
Abrams Capital, LLC - 0%
Abrams Capital Management, LLC - 0%
Abrams Capital Management, L.P. - 0%
David Abrams - 0
Sole power to vote or to direct the vote:
Abrams Capital Partners II, L.P.- 0 shares
Abrams Capital, LLC-0 shares
Abrams Capital Management, LLC - 0 shares
Abrams Capital Management, L.P. - 0 shares
David Abrams - 0 shares
Shared power to vote or to direct the vote:
Abrams Capital Partners II, L.P. - 0 shares
Abrams Capital, LLC - 0 shares
Abrams Capital Management, LLC - 0 shares
Abrams Capital Management, L.P. - 0 shares
David Abrams - 0 shares
Sole power to dispose or to direct the disposition:
Abrams Capital Partners II, L.P.- 0 shares
Abrams Capital, LLC-0 shares
Abrams Capital Management, LLC - 0 shares
Abrams Capital Management, L.P. - 0 shares
David Abrams - 0 shares
Shared power to dispose or to direct the disposition:
Abrams Capital Partners II, L.P. - 0 shares
Abrams Capital, LLC - 0 shares
Abrams Capital Management, LLC - 0 shares
Abrams Capital Management, L.P. - 0 shares
David Abrams - 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Abrams Capital Partners II, L.P.: Abrams Capital, LLC, Its General Partner (08/08/2025)
- Abrams Capital Partners II, L.P.: David Abrams, Managing Member (08/08/2025)
- Abrams Capital, LLC: David Abrams, Managing Member (08/08/2025)
- Abrams Capital Management, LLC: David Abrams, Managing Member (08/08/2025)
- Abrams Capital Management, L.P.: Abrams Capital Management, LLC, Its General Partner (08/08/2025)
- Abrams Capital Management, L.P.: David Abrams, Managing Member (08/08/2025)
- David Abrams: David Abrams, David Abrams (08/08/2025)
Comment: Exhibits Exhibit

99.1 Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on January 13, 2023.